Mark E. Crone Managing Partner mcrone@cronelawgroup.com
Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

December 28, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Jane Park

Re:	Meihua International Medical Technologies Co., Ltd. Amendment No. 6 to Registration Statement on Form F-1 Filed December 2, 2021 File No. 333-258659

Dear Ms. Park:

We write on behalf of Meihua International Medical Technologies Co., Ltd. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated December 22, 2021, commenting on the Company’s Amendment No. 6 to its Registration Statement on Form F-1 filed December 2, 2021 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 6 to Form F-1 filed December 2, 2021

Cover Page

1. Please disclose on the cover page and in the Summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: In response to this comment, the Company has amended the Registration Statement to include a brief discussion of the PCAOB’s December 16, 2021 report and to disclose that the Company’s auditor is not subject to the determinations announced in that report.

Summary, page 1

2. We note your disclosure in the Summary relating to the permissions or approvals that you or your subsidiaries may be required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Jane Park

United States Securities and Exchange Commission

December 28, 2021

Response: In response to this comment, the Company has amended the Registration Statement to include a discussion on these matters in the Summary of Significant Risk Factors at page 10 and to add that discussion to the relevant Risk Factor at page 33.

Risk Factors, page 21

3. Please update your disclosure further to reflect that the Commission has adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: In response to this comment, the Company has amended the Registration Statement to include this information in the Summary of Significant Risk Factors at page 13 and to add this information to the relevant Risk Factor at page 37.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.